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Filed Pursuant to Rule 424(b)(3)
File No. 333-104317

August 14, 2003

Dear Investor(s):

JULY PERFORMANCE UPDATE

July performance was slightly negative for the Grant Park Futures Fund. Detailed performance for the Fund and the individual traders follows below:

	JULY	2003 YTD	% of Fund	NAV/Unit
Grant Park Futures Fund	(0.49%)	11.12%	100%	$1,105.349
Rabar Market Research	(0.23%)	11.95%	38%
EMC Capital Management	1.82%	17.27%	29%
Eckhardt Trading	(2.79%)	6.16%	33%

The month was highlighted by very few significant losses or gains in any one particular market or sector as trading opportunities appeared to be scarce throughout the month. Grant Park suffered losses in the following markets:

  Currencies: The currency sector was our worst performer with significant losses occurring in Japanese Yen trading as choppy markets led to reversals in our short positions just before the Bank of Japan announced they would not allow a strong Yen to continue. The BOJ sold 30 Billion Yen in July, making it the largest monthly intervention on record. Additional losses were incurred in New Zealand, Australian and Canadian Dollars as well as the British Pound and Euro Currency.

Additional, but less substantial losses were incurred in Cotton, Orange Juice, Coffee and Unleaded Gas positions.

Profits were generated in long positions in Stock Indices including the Nikkei, DAX, NASDAQ and the Taiwanese stock index. The Nikkei was boosted by a renewed positive economic outlook in Japan. The Nikkei Stock index is now up 27% from a two-decade low. The entire global stock index sector continued to climb because of a mix of better than expected economic statistics, rising corporate earnings and an improved outlook for the U.S. economy.

Should you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.

Sincerely,

/s/  MARGARET MANNING

Margaret Manning
Vice President

Enclosures

Past performance is not necessarily indicative of future results. Futures trading is always subject to the risk of loss.
 Performance Hotline: (312) 788-2272 Performance is reported on a weekly basis.
E-mail: funds@dearborncapital.com

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JULY PERFORMANCE UPDATE